Exhibit 99.2

ProQR Therapeutics N.V. Press Release February 28, 2017 FINAL – FOR RELEASE

ProQR Announces Results for the Fourth Quarter and Full Year 2016 and Provides a Business Update

Key updates

•	Major progress in the QR-010 development program for CF with presentation of positive clinical data at North American CF conference in October 2016

•	On track to report data from the ongoing Phase 1b trial of QR-010 in mid-2017

•	Finalizing preparations to start a Phase 1b/2 trial of QR-110 in LCA 10 patients in H1 2017, to complete in 2018

•	Added a third development program to the pipeline targeting dystrophic epidermolysis bullosa. Clinical trial to start and complete in 2018

LEIDEN, the Netherlands, February 28, 2016 – ProQR Therapeutics N.V. (Nasdaq:PRQR) today announced results for the fourth quarter and full year 2016 and provided business updates.

“2017 is going to be an important year for ProQR and the 3 products under development. Our investigational product for cystic fibrosis (CF), QR-010, is scheduled to complete a phase 1b trial, and is expected to advance into a phase 2 study next year. After the recent success in our NPD biomarker study, showing clinically meaningful drug activity in homozygous F508del CF patients, we look forward to developing this product candidate with the aim of getting it to patients as quickly as possible.” said Daniel A. de Boer, Chief Executive Officer of ProQR. “QR-110, our second development program targeting Leber’s congenital amaurosis Type 10 (LCA 10), is scheduled to start a Phase 1b/2 trial in patients this year. QR-313 for dystrophic epidermolysis bullosa (DEB) is going through IND enabling work to initiate a clinical trial next year. I am excited to see that we are making good progress on our mission of bringing life changing therapies to patients in need.”

Business update and upcoming corporate milestones

•	ProQR provides an update on enrollment in the Phase 1b study of QR-010. Cohort 6 was successfully completed and cohort 7 is currently being conducted. One additional cohort (cohort 8) is remaining to complete the study. The company plans to advance the program into a phase 2 trial in 2018. At the time of ECFS (June 7-10 2017) the company will provide a next update on enrollment in the study. The study is expected to have topline data in mid-2017.

The Phase 1b study is designed to enroll a total of 64 homozygous adult F508del patients that have a relatively good lung function (ppFEV1 >70%). Patients receive either a single dose of QR-010 through inhalation, or 12 doses over the course of 4 weeks. 4 different dose groups are studied in this placebo controlled trial. Although exploratory efficacy outcomes are measured, the Phase 1b study is designed to evaluate safety and tolerability and identify an appropriate dose for subsequent Phase 2 and 3 studies, it is not powered to demonstrate efficacy in a statistical significant manner. Meanwhile ProQR is preparing for the start of a phase 2 program in 2018.

•	ProQR expects to start the Phase 1b/2 clinical trial with QR-110 in LCA 10 patients in H1 2017. In this trial QR-110 will be administered repeatedly through intravitreal injections. Over a year 4 doses will be given in 3 different dose groups. The trial is designed to enroll a total of 6 adult and 6 pediatric patients.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Corporate highlights 2016

•	QR-010 for F508del cystic fibrosis

o	QR-010, ProQR’s lead molecule, demonstrated proof-of-concept activity in patients. Positive results from key biomarker clinical study were presented during the North American Cystic Fibrosis conference (NACFC) October 26 – 29, 2016 the company presented positive results from PQ-010-002, a proof-of-concept study demonstrating that QR-010 restores CFTR function in patients homozygous for F508del. CFTR is the protein channel that is defective in patients with CF, and presence or absence of function of CFTR can be measured by an important biomarker called the nasal potential difference (NPD) assay. Following 4 weeks of topical therapy, QR-010 improved the CFTR-mediated total chloride response, a direct measure of CFTR function. This was confirmed by the restoration of other indicators of CFTR function, such as the sodium channel activity. In subjects that were compound heterozygous for the F508del mutation, no meaningful difference was measured. QR-010 was observed to be safe and well-tolerated in all subjects.

o	QR-010 demonstrated safety in single ascending dose cohorts of the Phase 1b study: During NACFC the company also announced that clinical study PQ-010-001 completed all four single-dose cohorts and blinded safety data from all cohorts was shared. PQ-010-001 is a placebo-controlled trial in subjects with CF homozygous for F508del enrolling 64 patients in a total of 8 cohorts (four single-ascending doses and four multiple-ascending doses), where QR-010 is administered through the PARI eFlow nebulizer. QR-010 was observed to be safe and well-tolerated in all single dose cohorts. The multiple dose cohorts in this study are ongoing and we are currently enrolling cohort 7. Topline safety, tolerability, pharmacokinetics and exploratory efficacy data from this study are expected in mid-2017.

o	QR-010 granted Fast Track designation: In July 2016, QR-010 received a Fast Track designation by the US Food and Drug Administration (FDA). Drugs that are under development for serious conditions and have the potential to fulfill an unmet medical need can receive this designation. It was established with the intention to bring promising drugs to patients sooner by facilitating the development with more frequent FDA interactions and expediting the review process.

o	QR-010 diffuses through and is stable in CF mucus: During the 12th Annual Meeting of the Oligonucleotide Therapeutics Society (OTS) September 25 – 28, 2016 the company presented a poster that summarized some of the exciting pre-clinical work showing repeated nebulization of QR-010 did not change the diffusion speed of QR-010 in in vitro models of CF-like mucus and that QR-010 was stable in the presence of clinically relevant levels of several CF standard-of-care therapies. This is an important step towards establishing the potential delivery of QR-010 through CF mucus.

•	QR-110 for inherited blindness Leber’s congenital amaurosis Type 10

o

QR-110, ProQR’s molecule for a rare form of congenital blindness, demonstrates important pre-clinical activity. At the 2016 Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) the company presented pre-clinical data for QR-110 for LCA 10. QR-110 is a single-stranded, chemically modified RNA oligonucleotide designed to suppress the cryptic splice site created by the p.Cys998X mutation resulting in mRNA that codes for a wild-type CEP290 protein. Following intravitreal injection in vivo, QR-110 was observed to reach the outer nuclear layer of the retina, the target tissue. QR-110 was also observed to increase wild-type mRNA in cells with the p.Cys998X mutation. During the 12th Annual Meeting of the Oligonucleotide Therapeutics Society (OTS), the company also presented a poster that showed

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

data demonstrating that QR-110 can restore CEP290 mRNA and protein levels in primary LCA 10 compound heterozygous patient cells and homozygous optic cups in a dose dependent manner. Based on this data, and other extensive pre-clinical work, the company plans to start a first-in-human study in adult and pediatric subjects in the first half of 2017.

o	QR-110 granted Orphan drug designation from FDA and EMA: QR-110, a first-in-class oligonucleotide therapy in development for patients with LCA 10 due to the p.Cys998X mutation received orphan drug designation (ODD) from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). ODD in the U.S. and the European Union confers a special status for investigational drugs that are being developed for rare diseases.

•	QR-313 for dystrophic epidermolysis bullosa due to an exon 73 mutation

o	QR-313, ProQR’s molecule for a rare disease, dystrophic epidermolysis bullosa, advances to pre-clinical development: In the second half of the year, the company advanced its product candidate for the third program, QR-313 (previously named QRX-313) into pre-clinical development for the treatment of DEB. QR-313 is an RNA oligonucleotide designed to induce the exclusion of a part of the RNA (exon skipping) that contains a disease causing mutation with the aim to restore functional C7 protein and with that the anchoring fibrils that bind the layers of skin together. QR-313 is the second program to be added to the pipeline behind the CF and LCA 10 programs from ProQR’s internal innovation (discovery) unit. The clinical program for QR-313 is expected to start in 2018.

•	ProQR’s inaugural R&D day provides key updates on drug pipeline: On March 14th the company presented at an inaugural R&D Day in New York where ProQR executives as well as external key opinion leaders presented more information on ProQR’s pipeline products including programs for CF, LCA 10, Usher syndrome, Fuchs endothelial corneal dystrophy, DEB and Alzheimer’s disease.

•	James Shannon, former CMO at GSK joins ProQR: ProQR strengthened its Supervisory Board with the appointment of James Shannon, MD in June 2016. James was the former Chief Medical Officer at GlaxoSmithKline and Global Head of Pharma Development at Novartis. James currently serves on a number of boards that include Mannkind Corp., myTomorrows and Immodulo. We believe that James’ broad knowledge and expertise in drug development and pharma will be of significant value to and further strengthens the Supervisory Board that includes several experienced biopharma executives like Dinko Valerio, founding CEO at Crucell and Henri Termeer, former CEO at Genzyme.

Financial highlights

At December 31, 2016, ProQR held cash and cash equivalents of €59.2 million, compared to €94.9 million at December 31, 2015. The decrease in cash was driven by operating expenses, partially offset by receipt of grants, change in working capital and foreign currency gains. Net cash used in operating activities during the three month period and full year ended December 31, 2016 was €7.3 million and €34.2 million respectively, compared to €6.8 million and €24.2 million for the same period last year.

Research and development costs increased to €8.1 million for the quarter ended December 31, 2016 from €6.5 million for the same period in 2015. Research and development costs for the year ended December 31, 2016 were €31.9 million, compared to €23.4 million for the same period in 2015. The increase was primarily driven by the advancement of our pipeline, which included clinical development of QR-010 for CF, preparations for the start of the first clinical trial of QR-110 for LCA 10, and pre-clinical development activities of QR-313 for DEB.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

General and administrative costs increased to €2.3 million for the quarter ended December 31, 2016 from €2 million for the same period in 2015. General and administrative costs for the year ended December 31, 2016 were €9.5 million, compared to €6.8 million for the same period in 2015, which were primarily driven due to increased investments in our facilities and our support organization.

Net result for the three month period ended December 31, 2016 was a €8.8 million loss or €0.38 per share, compared to a €6.1 million loss or €0.26 per share for the same period in 2015. Net loss for the year ended December 31, 2016 was €39.1 million or €1.68 per share, compared to €20.8 million, or €0.89 per share for the same period ended December 31, 2015. For further financial information for the period ending December 31, 2016, please refer to the financial statements appearing at the end of this release.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The F508del mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About QR-110

QR-110 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis Type 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union.

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce truncated but functional C7 protein and thereby restores functionality of the anchoring fibrils.

2016 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive loss for the years and the three month

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

periods ended December 31, 2016 and 2015, the related consolidated statement of changes in equity for the years ended December 31, 2016 and 2015 and the consolidated statements of cash flows for years and three months periods ended December 31, 2016 and 2015 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2016 Annual Report on Form 20-F, Statutory Annual Report, and Compensation Report later in Q1 2017. The reports will be published on our website at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QR-313, including our development plans for these product candidates and their therapeutic potential, statements regarding our ongoing and planned discovery and development of existing and future product candidates, statements regarding the expected timing of results from our clinical studies, statements regarding Fast Track and orphan designations, and statements regarding the appointment of Dr. Shannon to our Supervisory Board. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2016	December 31, 2015
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	59,200	94,865
Prepayments and other receivables	2,420	1,948
Social securities and other taxes	395	956

Total current assets	62,015	97,769

Property, plant and equipment	3,438	2,199
Intangible assets	90	141

Total assets	65,543	100,109

Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	--	15
Trade payables	328	885
Social securities and other taxes	312	235
Pension premiums	13	16
Deferred income	--	144
Other current liabilities	6,057	4,191

Total current liabilities	6,710	5,486

Borrowings	5,697	4,824

Total liabilities	12,407	10,310

Shareholders’ equity
Shareholders’ equity	53,136	89,799

Total liabilities and shareholders’ equity	65,543	100,109

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	103	958	1,828	3,235

Research and development costs	(8,100)	(6,494)	(31,923)	(23,401)
General and administrative costs	(2,260)	(1,999)	(9,478)	(6,837)

Total operating costs	(10,360)	(8,493)	(41,401)	(30,238)

Operating result	(10,257)	(7,535)	(39,573)	(27,003)
Finance income and expense	1,438	1,409	470	6,171

Result before corporate income taxes	(8,819)	(6,126)	(39,103)	(20,832)
Income taxes		—		—

Net loss attributable to equity holders of the Company	(8,819)	(6,126)	(39,103)	(20,832)
Other comprehensive income	(16)	1	(16)	1

Total comprehensive loss (attributable to equity holders of the Company)	(8,835)	(6,125)	(39,119)	(20,831)

Share information
Weighted average number of shares outstanding[1]	23,346,856	23,345,860	23,346,507	23,343,262

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.38)	(0.26)	(1.68)	(0.89)
Diluted loss per share[1]	(0.38)	(0.26)	(1.68)	(0.89)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2015	23,338,154	934	123,581	687	--	(15,798)	109,404
Net loss	--	--	--	--	--	(20,832)	(20,832)
Other comprehensive income	--	--	--	--	1	--	1
Recognition of share-based payments	--	--	--	1,212	--	--	1,212
Share options exercised	7,811	0	14	--	--	--	14

Balance at December 31, 2015	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	--	--	--	--	--	(39,103)	(39,103)
Other comprehensive income	--	--	--	--	(16)	--	(16)
Recognition of share-based payments	--	--	--	2,454	--	--	2,454
Share options exercised	891	0	2	--	--	--	2

Balance at December 31, 2016	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(8,835)	(6,125)	(39,119)	(20,831)
Adjustments for:
— Depreciation	267	142	1,245	480
— Share-based compensation	537	293	2,454	1,212
— Financial income and expenses	(1,438)	(1,409)	(470)	(6,171)

Changes in working capital	1,984	165	1,433	637
Cash used in operations	(7,485)	(6,934)	(34,457)	(24,673)

Corporate income tax paid	--	--	--	--
Interest received/(paid)	159	160	236	441

Net cash used in operating activities	(7,326)	(6,774)	(34,221)	(24,232)

Cash flow from investing activities
Purchases of intangible assets	--	--	--	(28)
Purchases of property, plant and equipment	(44)	(203)	(2,539)	(1,296)

Net cash used in investing activities	(44)	(203)	(2,539)	(1,324)

Cash flow from financing activities
Proceeds from exercise of share options	--	0	2	14
Proceeds from borrowings	177	386	370	1,640
Redemption of financial lease	--	(7)	(15)	(34)

Net cash generated by financing activities	177	379	357	1,620

Net increase/(decrease) in cash and cash equivalents	(7,193)	(6,598)	(36,403)	(23,936)

Currency effect cash and cash equivalents	1,472	1,451	738	6,065
Cash and cash equivalents, at beginning of the period	64,921	100,012	94,865	112,736

Cash and cash equivalents at the end of the period	59,200	94,865	59,200	94,865

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com